SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

SIGNATURES
EXHIBIT INDEX
Interim financial statements

SIGNATURES

     Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed:	/s/ Shelley M. Riley
Shelley M. Riley
Corporate Secretary

December 9, 2002.

EXHIBIT INDEX

Exhibit	Description

99.1	Interim financial statements for the period ended September 30, 2002